Charge Enterprises Inc.

125 Park Avenue, 25th Floor

New York, NY  10017

(212) 921-2100

August 30, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo Alexandra Barone

Re:	Charge Enterprises, Inc. Registration Statement on Form S-1 File No. 333-267047

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Charge Enterprises, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Thursday, September 1, 2022, or as soon thereafter as possible.

Please notify Stephen Cohen of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 653-8166 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

CHARGE ENTERPRISES, INC.

By:	/s/ Leah Schweller
Name:	Leah Schweller
Title:	Chief Financial Officer